December 16, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn: Filing Desk

Re:	Monotype Imaging Holdings Inc. – Application For Withdrawal pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-3 (File No. 333-166244)

Ladies and Gentlemen:

On April 22, 2010, Monotype Imaging Holdings Inc., a company organized under the laws of the State of Delaware (the “Company”), filed Registration Statement No. 333-166244 on Form S-3 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement has not been declared effective.

Pursuant to Rule 477 under the Securities Act of 1933, the Company hereby applies for the withdrawal of the Registration Statement effective as of the date hereof because the Company is no longer pursuing the offering described in the Registration Statement. No securities have been sold in connection with the offering.

Please send copies of the written order granting withdrawal of the Registration Statement to Janet M. Dunlap, Vice President, General Counsel and Secretary, 500 Unicorn Park Drive, Woburn, Massachusetts 01801, facsimile number (781) 970-6001 with a copy to John Mutkoski, Goodwin Procter LLP, Exchange Place, 53 State Street, Boston, Massachusetts, facsimile number (617) 523-1231.

If you have any questions regarding this letter, please do not hesitate to contact John Mutkoski of Goodwin Procter LLP, the Company’s legal counsel, at (617) 570-1073.

Sincerely, MONOTYPE IMAGING HOLDINGS INC.

By:	/s/ Janet M. Dunlap
Janet M. Dunlap Vice President, General Counsel and Secretary